Exhibit 99.1

AutoNavi Announces Extraordinary General Meeting of Shareholders

BEIJING, June 13, 2014 — AutoNavi Holdings Limited (the “Company” or “AutoNavi”) (Nasdaq: AMAP) announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on July 16, 2014 at 10:00 a.m. (Hong Kong Time).  The meeting will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated April 11, 2014 by and among Alibaba Investment Limited (“Alibaba”), Ali ET Investment Holding Limited (“Merger Sub”) and the Company, the plan of merger (the “Plan of Merger”) and the transactions contemplated thereby (including the merger).

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company.  If completed, the merger will result in the Company becoming a privately held company.  AutoNavi’s American depositary shares (“ADSs”) will no longer be listed on NASDAQ, and the American depositary shares program for AutoNavi’s ADSs will terminate.  In addition, AutoNavi’s ADSs and AutoNavi shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee of the board of directors comprised of directors unaffiliated with Alibaba or Merger Sub, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the merger) and recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the merger).

Shareholders of record as of the close of business in the Cayman Islands on July 2, 2014 will be entitled to vote at the EGM.  ADS holders as of the close of business in New York City on June 13, 2014 will be entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov).  In addition, the Company’s proxy materials (including the proxy statement) will be mailed to shareholders and ADS holders.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Investor Relations
AutoNavi Holdings Limited
Tel: +86-10-8410-7883
E-mail: ir@autonavi.com

Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-3073
E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: amap@ogilvy.com